Written description of the verbal agreement with Infinity Shipping Inc

Verbal agreement between:

US Parts Online Inc. and Infinity Shipping Inc.

Terms of the Agreement:

Infinity Shipping Inc. of Valley Stream, NY has agreed verbally to pick up and ship our freight by air on as needed bases. Shipping fees will be Infinity’s basic rate which may vary daily due to fluctuating fuel costs.